 Exhibit 99.2

Archer Limited (ARCHER) Third Quarter 2011 Results

Third Quarter Highlights

•	Third quarter revenue of $ 505.4 million.

•	Third quarter EBITDA of $ 76.1 million. Non-GAAP operating EBITDA at $ 81.1 million, excluding $ 5.0 million of merger related costs.

•	Net income for the quarter of $ 45.6 million including $ 5.0 million of merger related costs

•	Third quarter operational cash flow of $ 30.2 million

•	Net interest bearing debt at the end of the third quarter 2011 at $ 1,052.4 million.

•	Archer completed the acquisition of Great White Energy Services group for $ 630 million on a cash and debt free basis.

•	During the quarter we issued 42.7 million new shares in two private placements.

Financial Statements

Third quarter Operating Results

On a pro forma basis including Great White for the entire period, third quarter revenue was at

$ 565.6 million, compared to $ 561.6 million last quarter and $ 432.8 million in the third quarter 2010.

Pro forma third quarter 2011 EBITDA, including 55 days of activity for Great White during the quarter but before the closing, amounted to $ 98.0 million excluding $ 31.5 million of charges related to merger and acquisitions such as legal and professional fees, severance and merger related compensation cost. Results also included a charge to provide for a contractual dispute with a client amounting to $ 2.1 million and $ 1.3 million of stock based compensation.

Reference is made to the appendix to this quarterly report for more information on the pro-forma numbers.

Third Quarter 2011 Operating Results (GAAP)

Consolidated revenue in the third quarter 2011 was $ 505.4 million compared to $ 459.9 million in the second quarter 2011, representing an increase of 9.9%.

Depreciation and amortization expenses for the third quarter 2011 were at $ 43.2 million, compared to $ 37.3 million in the second quarter 2011. The addition of Great White Energy during this quarter added $ 4.6 million for the entire period.

Net Financial Items of $ 23.7 million in the third quarter 2011 compared to $ (23.7) million in the second quarter 2011. Interest expenses amounted to $ 14.0 million, compared to $ 12.9 million in the second quarter of 2011 as a result of higher interest bearing debt assumed through the acquisition of Great White Energy. Other financial items amounted to a gain of $ 38.7 million compared to $ (13.4) million loss in the second quarter 2011. As in previous quarters other financial items are mainly a result of unrealized exchange gains as a result of inter company transactions.

EBITDA for the third quarter 2011 amounted to $ 76.1 million including $ 5.0 million of costs related to the acquisition costs of Great White, $ 2.1 million of charges related to a contractual dispute with a client and $ 1.3 million of stock based compensation costs.

Comparison of Nine Months Ended September 30, 2011 and 2010

Revenue for nine months ended September 30, 2011 was at $ 1,258.5 million, an increase of 149.2% compared to $ 504.9 million for the nine months ended September 30, 2010. Both Operating Segments reported increased revenue, with Drilling Services revenue reporting an increase of 126.1% to $ 949.7 million for the nine months ended September 30, 2011 compared to $ 420.0 million for the nine months ended September 30, 2010 due to additional revenue contributed by Allis-Chalmers and Great White, higher rig rates in Argentina and Bolivia and increased utilization of our equipment and improved pricing. Revenue for Well Services increased 264.2% to $ 308.8 million for the nine months ended September 30, 2011 compared to $ 84.8 million for the nine months ended September, 2010 due to additional revenue contributed by Allis-Chalmers, Gray wireline, Great White and Universal Wireline as well as high growth of our Oil Tools Division.

Drilling Services

Drilling Services revenue of $ 373.1 million increased by $ 12.5 million or 3.5% compared to last quarter mainly as a result of $ 11.7 million additional revenue contributed by Great White Directional Drilling for the 36 days it was included in Archer’s results. Land Drilling revenue improved by $ 3.5 million with better operational performance in Brazil as well as reduced industrial action activity in Argentina. Lost revenue due to industrial action in Argentina in the third quarter was at $ 1.8 million compared to $ 3.0 million in the second quarter, mainly due to industrial action in the Chubut and Santa Cruz region.

Drilling Services EBITDA of $ 53.0 million increased by $ 5.6 million or 11.8% compared to the second quarter in 2011, mainly through the addition of Great White Directional Drilling. The Land Drilling Division also contributed as a result of the increased revenue. This was partly offset by an increased corporate cost allocation reflecting the higher costs as we have built up our corporate structure to support the new footprint of Archer, as well as a charge of $ 2.1 million to provide for a contractual dispute with a customer.

Well Services

Well Services revenue of $ 132.3 million increased by $ 31.5 million or 31.3% compared to the second quarter as a result of the $ 32.8 million revenue for the 36 days the Pressure Pumping and Pressure Control of Great White operated under Archer. Price increases in Cased Hole Wireline and Perforating business in the United States lead to increased revenue quarter over quarter of $ 2.7 million. International Wireline Services showed improved revenue, with $ 1.0 million increase sequentially, mainly coming from operations in Asia. This was partly offset by low equipment utilization in our Production Division, suffering from equipment related technical downtime as well as staffing issues, with a negative overall effect of $ 4.4 million sequentially.

Well Services EBITDA of $ 29.4 million improved 36.1% compared to the second quarter with the addition of Great White Pressure Pumping and Pressure Control to the product portfolio. Good fall through from pricing and geographical expansion in Cased Hole Wireline also contributed to the increased profitability in this quarter. This was partly offset weather related downtime in the North East United States and by lower margins in the Production Division, suffering from low equipment utilization and increased repair and maintenance costs.

Cash flow

Cash and cash equivalents, excluding restricted cash, totalled $ 43.3 million at the end of the third quarter 2011, compared to $ 42.9 million at the end of June 2011.

During the third quarter the company redeemed $ 125 million plus accrued interest and call premium of Allis-Chalmers 2014 bonds, which was financed through a $ 130 million draw down of its multicurrency term and revolving facilities agreement.

To finance the acquisition of Great White, the Company amended its multicurrency term and revolving facilities agreement in August. Proceeds from this extended agreement, amounting to $ 687.5 million, were used to pay the agreed purchase price for Great White Energy of $ 630 million, an adjustment for working capital of USD 37.9 million, an adjustment for cash left in Great White of USD 5.6 million, and for capital expenditures.

During the quarter the Company received $ 247.3 million, reflecting the net proceeds of two private placements in the month of August for a total of 42.7 million shares. The proceeds were used to partially repay the bridge financing of the syndicated multicurrency term and revolving facilities agreement. The remaining amount in bridge financing amounting to USD 67 million will need to be repaid before December 31, 2011 if not otherwise refinanced. In addition an amount of USD 215 million, originally earmarked for the repayment of Allis-Chalmers bonds would need to be repaid before March 31, 2012 if not otherwise refinanced. The Company believes that it will be able to refinance the above-mentioned amounts within the periods due.

Capital expenditures during the quarter amounted to $ 57.1 million, representing predominantly investments in new drilling equipment and tools.

Total Net interest bearing debt at the end of the third quarter 2011 was $ 1,052.4 million compared to $ 630.5 million last quarter.

Share capital

The company issued a total of 42.7 million shares in two private placements in the third quarter. All shares are approved for trading on the Oslo Stock Exchange following the release of the Company’s prospectus dated November 14, 2011. In addition, a total of 25,000 fully paid shares have been issued during the third quarter in connection with options exercised. Including the new shares from the private placements, the total number of issued and fully paid shares of par value $2.00 is 366,169,002. A total of 12,410,572 options were outstanding as of September 30, 2011.

A detailed reconciliation between GAAP results, non-GAAP measures and pro forma results has been provided in the appendix to this quarterly report.

Archer Operational Comments to the Quarter Report

Operational Highlights

Despite the high uncertainty in the financial markets, we have seen continued demand for our products and services during the third quarter in all markets we operate in.

Immediately following the closing of the Great White acquisition, the Management structure of Great White was fully integrated into Archer’s organization. We have also started to integrate our operations where Archer and Great White’s Directional Drilling and Pressure Control Divisions (Coiled Tubing) are now each operating as one single Division.

North America

Continued strong onshore activity in United States throughout the quarter, with a sequential increase of the overall average land rig count of 5.4%, with 2.3% increase in unconventional resource plays, mainly in the liquid rich plays of Bakken and Eagle Ford. This trend supported pricing improvements for our directional, under-balanced, cased hole wireline and perforating services. Due to severe flooding in the

North East United States we experienced some revenue loss compared to our forecasted activity in both Under Balances and in Wireline.

Drilling Services

Directional Drilling performed a successful LWD geosteering job using Archer’s tools and technical expertise and Great White’s operational support and customer relations. Our Engineering division was awarded a contract for rig inspection and project management services to overhaul and winterize a previously stacked jack-up rig for a drilling project in Alaska. Our Rentals and Tubulars Division has been awarded a 3 year contract to provide rental and fishing equipment to a major operator in the Eagle Ford.

Well Services

Cased Hole Wireline and Perforating Services increased prices by an average 15% to compensate for the strong demand for these services and increased labour and cost inflation. As drilling activity in the Gulf of Mexico is resuming, Operators have shown a heightened focus on well integrity This resulted in the first sale of our C-Flex cementing sleeve to two major deep water operators. The C-Flex is a gas tight solution for precision primary cementing or contingency staged cementing in the annulus leading to higher integrity of the cement in critical zones. Our tools are currently undergoing certification and will be run in wells during the fourth quarter.

Coiled tubing operations were negatively affected by unscheduled major repairs for several units, leading to a significant reduction in revenue and profitability during the quarter. The combination with Great White Energy now enables us to share spare parts and repair and maintenance personnel. This will help us to accelerate the required repair and maintenance work.

During the quarter we had a total of three frac fleets in Texas and Oklahoma with approximately 107,800 horsepower in total and performed approximately 193 fracturing stages during the short period since the acquisition of Great White. However, delivery delays for equipment, a tight spot market for proppants and challenges to staff crews negatively impacted the performance during the quarter.

Our frac valves division AWC continues to experience strong order intake for the sale of new valves sales as well as repairs with one maintenance facility fully operational in Pennsylvania and another one expected to open soon in Texas. Backlog for valves on order grew during the quarter and additional manufacturing capacity is currently being added to our Conroe facility.

Latin America

Drilling Services

We started three new land drilling contracts during the quarter with customers in Argentina and Brazil, bringing our total drilling rig utilization close to 100%. A new 1,500 horsepower rig started operations in the unconventional shales in Neuquen, Argentina, at the end of the quarter. Compared with other units operating in the same area this rig has already set new efficiency benchmarks and clearly demonstrates the value in combining new technology, experience and local knowledge.

The Land Drilling Division recorded sequential increase in revenue and profitability with improved rig utilization and efficiency as a result of the turnaround in Brazil as well as a less industrial action in Argentina compared to the previous quarter. However results were impacted by a total of 349 rig days of industrial action, mainly in south Patagonia, Argentina with a corresponding effect on revenue and margins.

During the quarter we continued to test our patented TriTrak technology with a client in southern Argentina. Results were encouraging, as we were able to maintain the verticality of the well within 1.5 degrees. This motor also helped to improve the rate of penetration and reduced the overall time spent to drill the wells.

Well Services

We performed our first ever operation in Colombia, running a wireline job with a LeakPoint tool, which was able to reveal an undetected leak in a downhole valve. Further jobs are being lined up as a result of this successful operation.

Europe and Africa

Drilling Services

In Norway Conoco Phillips recognized Archer’s Platform Drilling safety performance with the Falken Award. Presented at Conoco’s two-day worldwide safety conference, the award recognizes our Platform Drilling teams for their outstanding “Safety Involvement”.

During the quarter we negotiated the extension of our Platform Drilling contract on 5 platforms with Shell UK until May 2013 and we lost the contract for Platform Drilling services for TAQA in the UK sector due to price.

As reported in the previous quarter, our Engineering Division is working on a challenging project in the North Sea, with some disputes over the scope and execution of the project. During the third quarter the first of two installations of this project has now been successfully handed over to operations. The second installation is expected to complete before year end. We continued the discussions on the commercial resolution during the quarter and we believe that the charge of $ 2.1 million in the results, reflects the potential outcome of these discussions.

Well Services

In the UK sector of the North Sea. measurements using a wireline LeakPoint tool, identified leaks in several gas lift valves. Following the exact localization these leaks can now be fixed preventing the entire completion to be pulled, which results in a multi-million dollar saving for the customer. This success in well integrity diagnostics also resulted in the award of a two years leak detection contract for a major operator in the UK.

On the Norway side of the North Sea, our Wireline operations were negatively affected by ongoing platform maintenance delaying well intervention activity.

Middle East and Asia

Drilling Services

Preparation continues for the modular rig Emerald, due to start a contract with Shell New Zealand in Q2 next year. The customer requested several upgrades and modifications to the rig which are currently in the process of being implemented.

During the quarter Rig Inspection Services received a certification from three major Class Societies for provision of hull thickness measurement services, an accreditation that opens new inspection opportunities across the world

Well Services

We performed a successful FlowPoint campaign for a major operator in Thailand. The tool running procedures were modified to fit the environment and well conditions resulting in 100% success in detecting fluid movement behind casing. This demonstrated the capability of the tool and the opportunities for behind-casing inspection services.

Also in this quarter, we signed another contract to supply VMB’s of different sizes to a major operator in offshore Australia. This contract is estimated to last a minimum of two years.

Outlook

Despite the continued uncertainty in the financial markets, industry fundamentals for Oilfield Services are sound, mainly driven by continued strong demand for oil coupled with growing challenges to counter production rate declines in mature basins as only a few international oil companies managed to increase their production year on year.

North America

In the short term, we expect the United States land rig count to grow, mainly driven by the liquid rich unconventional plays and we expect a more modest growth in the United States land market in 2012. Demand for coil tubing and associated services are expected to continue to be strong as the number of stages in oil rich horizontal wells are increasing. Directional drilling services also experiencing increased demand, especially in the North East of the United States. With additional pressure pumping equipment entering the market we expect the market to balance during first half of 2012 and see limited upside to pricing. However, We expect the Gulf of Mexico to return to normality in the coming quarters, with increased drilling activity starting in the fourth quarter 2011, which will likely accelerate in 2012.

Despite attractive market fundamentals in North America we expect a short-term reduction in overall pressure pumping revenue due to start-up and transitional issues. This will be partly offset by increased utilization of the coiled tubing services, as equipment down for repair in third quarter will return to operations in the fourth quarter.

South America

We expect that drilling activity and related services for unconventional resources in Argentina will increase in 2012. Although the recent discovery confirms the large prospects of unconventional oil and gas in Argentina, it will take time to ramp up activities in these types of reservoirs. We are however working to improve pricing and contract conditions on equipment already deployed. Improved terms, utilization and an additional rig in Brazil should lead to increased revenue and margins in Latin America first half of 2012.

North Sea

While overall drilling activity in the North Sea is expected to be flat we do expect some reduction in our drilling services revenue as a result of the completion of the Statfjord late life engineering project, which has contributed $ 57 million of revenue year to date 2011, as well as the loss of the TAQA platform drilling contract. This will be partly compensated for by increased revenue from rental tools as well as higher well services revenue.

We forecast capital expenditure of approximately $ 70-80 million in the fourth quarter, representing final payments for a land rig in Brazil, the Emerald modular rig as well as pressure pumping and coiled tubing equipment.

The Board of Directors is not satisfied with the operational performance in the third quarter. Significant improvements are achievable through increased utilization of the companies existing equipment. While the board expects EBITDA in the lower $ 90’s million for the fourth quarter, the effect of the implemented actions are expected to start showing results in the first quarter 2012.

The high oil price and record activity levels create a solid environment in which to build Archer into a leading oil service company within the next three years.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this press release contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Archer Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words “estimate,” “plan,” project,” “forecast,” “intend,” “expect,” “predict,” “anticipate,” “believe,” “think,” “view,” “seek,” “target,” “goal,” or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. Further information about these risks and uncertainties are set forth in our most recent filing on Form 20-F (including, without limitation, those described under Item 3.D. “Risk Factors”) and in our other filings with the United States Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

ARCHER LTD

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010	Page 9

Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2011 and 2010.	Page 10

Unaudited Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	Page 11

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	Page 12

Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2011	Page 13

Notes to Unaudited Interim Financial Statements	Page 14

Appendix	Page 29

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

for the three months ended September 30, 2011 and 2010 and the nine months ended September 30, 2011 and 2010,

(in millions of $, except per share data)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2011	2010	2011	2010
Operating revenues
Operating revenues		468.2	152.4	1 169.4	437.8
Reimbursables		37.2	21.4	89.1	67.1
Total operating revenues		505.4	173.8	1 258.5	504.9
Operating expenses
Operating expenses		369.5	126.4	935.9	358.9
Reimbursable expenses		36.2	19.6	84.2	64.2
Depreciation and amortization		43.2	5.2	99.8	16.4
Impairment of brand name		-	-	5.1	-
General and administrative expenses		23.6	6.6	62.6	15.5
Total operating expenses		472.5	157.8	1 187.6	455.0
Net operating income		32.9	16.0	70.9	50.0
Financial items
Interest income		1.5	0.6	3.5	1.0
Interest expenses		(14.0)	(3.4)	(34.0)	(11.3)
Share of result in associated company		(2.5)	-	(1.7)	-
Other financial items	5	38.7	(19.5)	13.8	(16.3)
Total financial items		23.7	(22.3)	(18.4)	(26.6)
Income/(loss) before income taxes		56.6	(6.3)	52.5	23.4
Income taxes	3	(11.0)	(2.9)	(17.7)	(11.3)
Net income/(loss)		45.6	(9.2)	34.8	12.1
Net income/(loss) attributable to the parent	4	45.6	(9.2)	34.8	12.1
Net income/(loss) attributable to the non-controlling interest	4	0.0	0.0	0.0	0.0
Basic earnings/(loss) per share ($)		0.13	(0.06)	0.11	0.13
Diluted earnings/(loss) per share ($)		0.13	(0.06)	0.11	0.12

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three months ended September 30, 2011 and 2010 and the nine months ended September 30, 2011 and 2010,

(in millions of $)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010

Net income/(loss)	45.6	(9.2)	34.8	12.1
Other comprehensive income/ (loss), net of tax:
Unrealized gain/(loss) on foreign exchange	(55.3)	0.8	(15.1)	0.4
Other comprehensive gains/(losses)	(3.0)	0.0	0.3	(1.1)
Other comprehensive income/ (loss):	(58.3)	0.8	(14.8)	(0.8)

Total comprehensive income/ (loss) for the period	(12.7)	(8.4)	20.0	11.3

Comprehensive income/ (loss) attributable to the parent	(12.7)	(8.4)	20.0	11.3
Comprehensive income/ (loss) attributable to the non-controlling interest	0.00	0.00	0.00	0.00

Accumulated other comprehensive income as at September 30, 2011 and December 31, 2010:

	September 30, 2011	December 31, 2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on foreign exchange	16.6	31.7
Actuarial gain/ (loss) relating to pension	(6.3)	(6.3)
Other comprehensive gains/(losses)	(1.6)	(1.9)
Accumulated other comprehensive income period end	8.7	23.5

See accompanying notes that are an integral part of these Consolidated Financial Statements

Note:           All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with unrealized gain on foreign exchange and other comprehensive gains/losses is $ 0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.  The applicable amount of income taxes associated with actuarial loss related to pension is $ 2.6 million as this item related to companies domiciled in Norway where the tax rate is 28%.

ARCHER LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

as of September 30, 2011 and December 31, 2010

(in millions of $)

	Note	Consolidated 30 Sept 2011	Consolidated 31 Dec 2011

Current assets
Cash and cash equivalents		43,3	174,4
Restricted Cash		7,6	12,2
Receivables		434,6	151,6
Inventory		63,5	4,4
Other current asset		90,8	60,1
Total current assets		639,8	402,7

Non-current assets
Investment in associates		3,7	5,3
Drilling equipment and other fixed assets		976,3	110,9
Assets under construction		73,0	31,4
Deferred tax assets		7,6	5,4
Other intangible assets	6	233,6	58,6
Goodwill	7	973,4	356,4
Other non current asset		13,6	4,6
Total non-current assets		2 281,2	572,6
Total assets		2 921,0	975,3

Current liabilities
Current debt	8	290,4	1,9
Other current liabilities		327,2	162,9
Total current liabilities		617,6	164,8

Non-current liabilities
Long-term interest bearing debt	8	805,3	192,4
Deferred tax liability		33,8	12,8
Other non-current liabilities		53,2	47,4
Total non-current liabilities		892,3	252,6

Total equity
Common shares of par value US$2.00 per share:
600,000,000 shares authorized
366,169,002 outstanding at Sept 30, 2011(December, 31 2010: 225,400,050)	9	732,2	450,8
Additional paid in capital		771,2	219,4
Retained earnings		104,0	69,2
Accumulated other comprehensive income		8,7	23,5
Other equity		(205,1)	(205,1)
Non-controlling interest		0,1	0,1
Total equity		1 411,1	557,9

Total equity and liabilities		2 921,0	975,3

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

for the nine months ended September 30, 2011 and 2010

(in millions of $)

	For the nine month period to September30,
	2011	2010

Cash Flows from Operating Activities

Net income/ (loss)	34,8	12,1

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	99,8	16,4
Share-based compensation expense	3,6	0,5
Deferred income tax	1,8	(1,6)
Unrealized foreign exchange loss (gain)	(14,0)	1,4
Change in long-term receivables	(3,9)	0,5
Changes in other non-current liabilities	(0,9)	(2,8)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable and other short-term receivables	(48,3)	(43,6)
Trade accounts payable and other short-term liabilities	(35,1)	29,6
Inventories	(13,7)	0
Other, net	0,2	(2,2)
Net cash provided by / (used in) operating activities	24,2	10,4

Cash Flows from Investing Activities

Additions to drilling equipment and other fixed assets	(103,9)	(17,6)
Sale of rigs, vessels and equipment	6,6	10,1
Acquisition of subsidiaries, net of cash acquired	(695,4)	(16,4)
Short term loan to parent	0	(72,4)
Change in restricted cash	8,7	1,8
Net cash used in investing activities	(783,9)	(94,5)

Cash Flows from Financing Activities

Proceeds from debt	882,6	2,0
Repayment of debt	(501,3)	(21,7)
Proceeds from the issuance of equity	247,3	300,8
Net cash provided by / (used in) financing activities	628,6	281,2

Effect of exchange rate changes on cash and cash equivalents	16,3	(12,4)
Net increase / (decrease) in cash and cash equivalents	(131,1)	184,7
Cash and cash equivalents at beginning of the year	174,4	41,1
Cash and cash equivalents at the end of period	43,3	225,8

Supplementary disclosure of cash flow information for the nine month period
Interest paid	(39,0)	(6,6)
Taxes paid	(25,4)	(7,1)

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2011
(in millions of $)

	Share Capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Contributed deficit	Non-controlling interest	Total equity
Balance at December 31, 2010	450.8	219.4	23.5	69.2	(205.1)	0.1	557.9

Issued shares at merger	194.1	388.8	-	-	-	-	582.9
Private placement, net of brokers fee	85.4	161.9	-	-	-	-	247.3
Options issued and exercised, net	2.0	1.1	-	-	-	-	3.1
Foreign exchange differences	-	-	(15.1)	-	-	-	(15.1)
Change in unrealized gain on interest rate swaps	-	-	0.3	-	-	-	0.3
Net income / (net loss)	-	-	-	34.8	-	-	34.8
Balance at Sept 30, 2011	732.2	771.2	8.7	104.0	(205.1)	0.1	1 411.1

See accompanying notes that are an integral part of these Consolidated Financial Statements

Note 1 - General information

Archer Limited has been created by the merger of Seawell Ltd. with Allis-Chalmers Energy Inc. on 23rd of February 2011. The formal name change from Seawell Limited to Archer Limited was approved in a shareholder resolution on May 16, 2011.

Archer Limited (the “Company” or “Archer”) is a global oilfield service company providing drilling services, including platform drilling, land drilling, directional drilling, modular rigs, fluids, drill bits, engineering and equipment rentals, as well as a select range of well delivery support services and products, including well intervention using wireline, tractors and coiled tubing, pressure control and pressure pumping, production monitoring, well imaging and integrity management tools.

The Company employed at the end of the quarter approximately 8,370 skilled and experienced people.

Seawell Limited (“Seawell”) was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited (“Seadrill”). Seawell together with its wholly owned subsidiary, Seawell Holding UK Ltd acquired the shares in the entities comprising Seadrilis Well Service division on October 1, 2007. The consideration for the shares was NOK 2 413.1 million and has been accounted for as a common control transaction. As of September 30, 2011 Seadrill owned 39.94% of the fully paid outstanding shares of Archer.

As used herein, unless otherwise required by the context, the term "Archer" refers to Archer Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Archer and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined. The use herein of such terms as group, organisation, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Archer Limited has changed its reporting currency from January 1, 2011, to United States Dollars (USD) from Norwegian Kroner (NOK), reflecting the needs of a differing user base of these financial statements following the acquisition of Allis-Chalmers Energy Inc. The Company has re-presented its historical financial statements in USD, and applied the methodology prescribed by ASC 830 in presenting the restated information. As such, all amounts presented in this document are in USD rounded to the nearest hundred thousand, unless otherwise stated.

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes, valuation allowances and purchase price allocations. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Recently issued accounting pronouncements

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The guidance is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted the guidance effective January 1, 2011, which did not have a material effect on our financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances, settlements on a gross basis. The disclosure requirements for the treatment of purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the guidance in the first quarter 2011, which did not have an impact on its financial position, results of operations or cash flows.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company adopted this guidance in the first quarter of fiscal year 2011. The adoption of this guidance did not have an impact on our financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011 and will be applied retrospectively to the beginning of the annual period of adoption. The adoption of this newly issued guidance has not had a material impact on our consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of recurring Level 3 measurements, and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed. The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. We are evaluating the impact of the adoption of this newly issued guidance but we do not expect it to have a material impact on our consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in the financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements and removes the current option to report other comprehensive income and its components in the statement of changes in equity. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is also permitted. Our financial statements currently provide a two-statement disclosure and we do not expect the amended guidance to have a material impact on our future consolidated financial numbers.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies will be required to perform the two-step impairment test only if it concludes that the fair value of a reporting unit is more likely than not less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The company is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

Note 2– Segment information

The Company provides drilling services and well services, including platform drilling, land drilling, directional drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore and onshore oil and gas industry. Archer’s reportable segments consist of the primary services it provides. Although Archer’s segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2011, the Company operates in the following two segments:

•
Drilling Services: The Company performs platform drilling, modular rig activities, land drilling, horizontal and directional drilling, drill bits and drilling and completion fluids, tubular services, under balanced services, rentals and engineering services on several fixed installations in North and South America and in the North Sea,

•
Well Services: The Company performs wireline intervention, wireline logging, coiled tubing, completion services and pressure control, pressure pumping, fishing and specialist intervention, frac valves, cementing tools and plugs and packers.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues from external customers	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
(in millions of $)

Drilling Services	373.1	146.5	949.7	420.0
Well Services	132.3	27.3	308.8	84.8
Total operating revenues	505.4	173.8	1 258.5	504.9

Depreciation and amortization
(in millions of $)

Drilling Services	29.8	2.1	65.4	6.6
Well Services	13.4	3.1	34.4	9.8
Total depreciation and amortization	43.2	5.2	99.8	16.4

Operating income – net income
(in millions of $)

Drilling Services	23.2	12.1	58.5	38.1
Well Services	16.0	3.9	31.1	11.8
Stock Compensation cost	(1.3)	0	(3.6)	0
Merger and Acquisition cost*	(5.0)	0	(15.2)	0
Operating income	32.9	16.0	70.9	50.0
Unallocated items:
Total financial items	23.7	(22.3)	(18.4)	(26.6)
Income taxes	(11.0)	(2.9)	(17.7)	(11.3)
Net income	45.6	(9.2)	34.8	12.1

Capital expenditures
(in millions of $)

Drilling Services	40.8	4.3	73.6	9.8
Well Services	16.3	5.2	30.3	9.3
Total expenditures	57.1	9.4	103.9	19.1

Total assets	September 30, 2011	December 31, 2010
(in millions of $)

Drilling Services	1 547.1	453.3
Well Services	1 373.9	522.0
Total	2 921.0	975.3

*     The M&A cost have been split out from the operating income of the Drilling and Well Service segments.

Total goodwill	Drilling Services	Well Services	Total
(in millions of USD)

Balance at January 1, 2010	137.6	138.2	275.8

Acquisition of RIS and ROMEG	4.6	-	4.6
Final settlement Peak Well Solutions AS	-	0.6	0.6
Acquisition of Viking Intervention Technology AS	-	3.6	3.6
Acquisition of Gray Holdco Inc.	-	79.5	79.5
Sale of Viking Intervention Technology AS	-	(3.6)	(3.6)
Exchange rate fluctuations on goodwill measured in foreign currency	(2.9)	(1.2)	(4.1)
Balance at December 31, 2010	139.4	217.0	356.4

Acquisition of Universal	-	7.7	7.7
Acquisition of Gray Holdco Inc. Change inn PPA allocation	-	2.0	2.0
Acquisition of Allis Chalmers	206.4	61.0	267.4
Acquisition of Great White	3.2	334.4	337.6
Exchange rate fluctuations on goodwill measured in foreign currency	1.2	1.0	2.2
Balance at September 30, 2011	350.2	623.1	973.4

Note 3 - Taxes

The consolidated effective tax rate for the three and nine months ended September 30, 2011 was 19.6% and 33.7%, respectively, compared to 46.0% and 48.3% for the three and nine months ended September 30, 2010.

The fluctuations in the tax rates are principally the result of no recognition of deferred tax asset on losses generated in the United States, variances in withholding taxes from foreign operations as a percentage of pretax income (loss) and unrealized foreign exchange gains and losses on Bermuda where Archer has a tax exemption.

Taxes expensed can be split in the following geographical areas (in millions):

	Three months ended September 30,		Nine months ended September 30,
In millions	2011	2010	2011	2010
United States	1,5	-	2,6	-
South America	3,2		7.5
Europe	6,2	2,8	7,5	11,1
Others	0,1	0,1	0,1	0,2
	11,0	2,9	17,7	11,3

Effective tax rate	19%	46%	34%	48%

Note 4 – Earnings per share

The computation of basic EPS is based on the weighted average of shares outstanding during the period.  Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the denominator for the calculation of basic and diluted EPS a re as follows:

	Three months ended September 30,		Nine months ended September 30,
In thousand	2011	2010	2011	2010

Basic earnings per share:
Weighted average number of common shares outstanding	337 799	162 571	308 522	127 524
Diluted earnings per share:
Weighted average number of common shares outstanding	340 164	164 871	310 887	129 824
Effect of dilutive share options	2 365	2 300	2 365	2 300

The Company does not have securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted earnings per share.

Note 5 —Financial items

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of $)	2011	2010	2011	2010

Foreign exchange gain (loss)	38,9	(17,5)	16,1	(14,1)
Other items	(0,2)	(2,0)	(2,3)	(2,2)
Total other financial items	38,7	(19,5)	13,8	(16,3)

Other financial items for the three months ended September 30, 2011 totalled $38.7 million, mainly related to the strengthening of NOK vs. USD, and relates to unrealized foreign exchange gains on intercompany loans and bank deposits.

Note 6 – Intangible assets

(In millions of $)	September 30, 2011	December 31, 2010

Intangible assets
Cost	264,0	67,6
Accumulated depreciation and amortization	(25,6)	(11,1)
Impairment of brand name	(5,1)	0
Currency adjustments	0,3	2,1
Net book value	233,6	58,6

Depreciation, amortization and impairment year to date	(10,5)	1,1

The cost at September 30, 2011 of $ 264.0 million included identified technology of $ 14.9 million, customer relationships of $  225.5 million (including $ 181.5 million acquired after the year end), trademarks of $ 14.4 million (including $ 6.4 million acquired after the year end), patents of $ 5.6 million (including $ 5.6 million acquired after the year end) and backlog of $ 2.3 million (including $ 2.3 million acquired after the year end) and others of $ 1.3 million.  The remaining average amortization period as of September 30, 2011 for the intangible assets is 101 months (76 months for technology, 98 months for customer relationships, 199 months for patents, 53 months for trademarks and 13 months for backlog).  In Q1 2011, an impairment of $ 5.1 million was made to the Allis Chalmers brand name as we do not believe the brand name will have any value for the Archer Group going forward.

Note 7 – Goodwill

In the three month period ended September 30, 2011 there was no impairment losses. For the year to date the goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of $)	September 30, 2011	December 31, 2010

Net book balance at beginning of period	356.4	275.8
Goodwill acquired during the period	614.8	84.7
Currency adjustments	2.2	(4.1)
Net book balance at end of period	973.4	356.4

The goodwill acquired during 2011 represents the excess of purchase price over the fair value of tangible and identifiable intangible asset acquired, which represents primarily intangible assets pertaining to the acquired workforce of Great White, Allis Chalmers and Universal Wirelines and their expected future synergies.

Note 8 – Long-term interest bearing debt and interest expenses

	September 30,	December 31,
(in millions of $)	2011	2010
$ 1,187.5 million multicurrency term and revolving facility	760.5	189.0
Allis-Chalmers 2014 Note	99.4	0.0
Allis-Chalmers 2017 Note	218.9	0.0
Other loans and capital lease liability	16.9	5.2
Total loans and capital lease liability	1,095.7	194.2
Less: current portion	(290.4)	(1.9)
Long-term portion of interest bearing debt	805.3	192.3

$ 1,187.5 million multicurrency term and revolving facility

On August 22, 2011, Archer entered into an amended and restated $ 1,187.5 million multicurrency term and revolving facility agreement with a syndicate of banks. The purpose of the facility was to replace the $ 550 million term and revolving facility entered into in the end of November 2010 and to finance the acquisition of Great White.

The facility is divided into five tranches. The first tranche, tranche A, is for $ 335 million, the second tranche, tranche B, is for $ 215 million, the third tranche, tranche C, is for $ 350 million, the fourth tranche, tranche D, is for $ 187.5 million, while the fifth tranche, tranche E, is for $ 100 million. The final maturity date of the tranches A, B, D and E is November 11, 2015, while tranche C’s maturity date is December 31, 2011. The interest rate of the tranches is LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the net interest bearing debt to EBITDA, plus mandatory costs, if any.

As of September 30, 2011 $ 760.5 million was drawn under this facility. The net proceeds from the private placements have been used to reduce Tranche C to $ 67 million. The remaining bridge financing would need to be repaid before December 31, 2011 if not otherwise refinanced. Furthermore an amount of $ 215 million, relating to tranche B, which was originally earmarked for the repayment of Allis-Chalmers bonds, and which has been used to finance the acquisition of Great White, needs to be refinanced before March 31 2012. The Company believes that it will be able to refinance the above mentioned amounts within the periods due.

The five tranches made under the $ 1,187.5 million multicurrency term and revolving facility agreement is secured by pledges over shares in material subsidiaries, and assignment over intercompany debt, as well as by Guarantees issued by the material subsidiaries. Archer’s multicurrency term and revolving facility agreement contain certain financial covenants, including, among others:

•	The Company’s total consolidated net interest bearing debt shall not exceed 3.5x 12 months rolling proforma EBITDA until December 31, 2011, and 3.0x thereafter.

•	The Company’s minimum ratio of equity to total assets of at least 30.0%

•	The Company is to maintain the higher of $ 30 million and 5% of interest bearing debt in freely available cash (including undrawn committed credit lines)

As of September 30, 2011, the Company is in compliance with all of the covenants under its long-term facilities.

The multicurrency term and revolving facility agreement contain events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

Allis-Chalmers senior notes

Archer has through the acquisition of Allis-Chalmers a total of two senior notes outstanding. The first senior notes are due in January 15, 2014 and bear interest at 9.0%. Total outstanding of these notes are $ 97.7 million. The 2014 notes are recorded in the balance sheet at 101.8% of the total outstanding amount. The second senior notes are due in March 1, 2017 and bear interest at 8.5%. Total outstanding of these notes are $ 205.7 million. The 2017 notes are recorded in the balance sheet at 106.4% of the total outstanding amount.

The premium of the booked value of the 2014 and 2017 notes are deferred and amortized as a reduction in the interest expenses over the course of the remaining lifetime of the notes.

During the quarter Archer redeemed and repaid $125 million of the senior notes.

The outstanding debt as of September 30, 2011 is repayable as follows:

(in millions of $) Year ending December 31
2011	69.1
2012	256.6
2013	38.4
2014	133.8
2015	378.9
2016	0.0
2017	218.9
Total debt	1,095.7

Interest rate swap agreement

The Company has entered into a NOK interest rate swap agreement, securing the interest rate on NOK 715 million ($ 123,0 million) for 3.5 years. The agreement was entered into in mid March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of September 30, 2011 was a liability of $ 1.65 million and is included within other non-current liabilities.

Note 9 — Share capital

All shares are common shares of $2,00 par value each	September 30, 2011		December 31, 2010
	Shares	$million	Shares	$million
Authorized share capital	600,000,000	1,200.0	600,000,000	1,200.0
Issued, outstanding and fully paid share capital	366,169,002	732.3	225,400,050	450.8

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value US$2.00 each were issued.  In October 2007 there was one share issue of 80 000 000 shares at NOK 13.75 ($2.58) per share and one issue of 20 000 000 shares at NOK 13.75 ($2.58) per share.  At the end of December 2007 a total of 100 000 050 shares of par value US$ 2.00 each were issued and outstanding.

In April 2008 there was an equity issue of 10 000 000 shares at NOK 19.50 ($2.82) per share.

There were no new shares issued in 2009.

In August 2010 Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 ($3.75) per share, amounting to proceeds of $ 424.8 million net of broker’s fee of $ 4.2 million.

In February 2011 Seawell completed the merger with Allis Chalmers Energy and issued 97 071 710 shares to shareholders of former Allis Chalmers based on the election results. In addition, 1,752,018 options held by ex-Allis Chalmers employees were converted into 1,752,018 fully vested options to acquire Archer shares.

In connection with the exercised options for the year, up until 30 September 2011, Archer has issued 997,242 common shares.

In August 2011 Archer completed a private placement of 12.7 million shares at a share price of NOK 35 per share, directed towards Archers two largest shareholders, Seadrill Limited and Lime Rock Partners. The placement was closed the same day.

In August 2011 Archer completed a private placement of 30 million shares at a share price of NOK 30 per share, amounting to proceeds of $ 166.8 million net of broker’s fee of $ 1.7 million.

Note 10 — Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company’s principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill Limited ("Seadrill")

- Frontline Management (Bermuda) Limited ("Frontline")

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill's Well Service division. Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was $ 449.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of $ 205.1 million.

Seadrill Management AS, a company within the Seadrill Group has not charged the Company a fee for management support and administrative services in the three months ended September 30, 2011, compared to a charge of $ 0.1 million for the three months ended Sep 30, 2010. Frontline provides management support and administrative services for the Company, and charged the Company fees of $ 0.1 million for these services in the three months ended September 30, 2011, and $ 0.1 million for the three months ended September 30, 2010.

These amounts are included in "General and administrative expenses" in the Consolidated Statement of Operations.

Archer also supplied Seadrill with engineering services amounting to $ 6.7 million including reimbursable material for the year to date ending 30 September 2011, conducted at arms lengths. This amount has been included in operating revenue.

In order to secure timely delivery and earlier tradability of the 30.0 million shares that were to be issued, in the private placing at NOK 30 a share on the 31 August 2011, Archer borrowed shares from Seadrill pursuant to a share lending agreement. All new are tradable following the approval of the prospectus which was announced on November 14, 2011.

The Company also transacts business with the following related parties, being companies in which some of our parent company’s directors may be deemed to indirectly beneficially own 50% of, or control:

- Pan American Energy

- BEUSA Energy, Inc

One of our largest customers is Pan American Energy, or PAE. One of the principal shareholders of PAE is Bridas Corporation, and Bridas Corporation is owned 50% by Bridas Energy Holdings Ltd and at the end of September 2011, 50% by CNOOC International Limited. Alejandro P. Bulgheroni, one of the directors of our parent company, may be deemed to indirectly beneficially own 50% of the outstanding capital stock of Bridas Energy Holdings Ltd and is a member of the Management Committee of PAE.

In the nine months ended September 30, 2011, PAE represented 12.4%, of our consolidated revenues of $753.1 million. At September 30, 2011, we had trade receivables with PAE of $32.5 million.

In the nine months ended September 30, 2011, we derived revenue of approximately $3.7 million from BEUSA Energy, Inc., or BEUSA, a company controlled by Alejandro P. Bulgheroni. At September 30, 2011, we had trade receivables from BEUSA of approximately $0.5 million.

Note 11 – Fair value of financial instruments

The carrying value and estimated fair value of the Company’s financial instruments at September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
(In millions of $)	Fair value	Carrying value	Fair value	Carrying value
Non-Derivatives
Cash and cash equivalents	43.3	43.3	174.4	174.4
Restricted cash	7.6	7.6	12.2	12.2
Current portion of long term floating rate debt	290.4	290.4	1.9	1.9
Long term interest bearing debt	787.4	805.3	192.4	192.4

Derivatives
Interest rate Swap agreements	1.6	1.6	1.9	1.9

The fair values of the above financial assets and liabilities have been assessed as follows:

	Fair value measurements at reporting date
(in millions of $)	September 30, 2011	(Level 1)*	(Level 2)*	(Level 3)*
Assets:
Cash and cash equivalents	43.3	43.3
Restricted cash	7.6	7.6
Total assets	50.9	50.9	0	0

Liabilities:
Allis-Chalmers 2014 Note	94.7	94.7
Allis-Chalmers 2017 Note	205.7	205.7
M$ 1,187 Multicurrency Term and Revolving Facility	760.5		760.5
Other loans and capital lease liability excluding current portion	16.9		16.9

Interest rate swap contracts – short term payables	1.6		1.6
Total liabilities	1,079.5	300.4	779.0	0

*Level 1:  Quoted prices in active markets for identical assets.

*Level 2:  Significant other observable inputs.

*Level 3:  Significant unobservable inputs.

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as of September 30, 2011 and December 31, 2010. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months. The fair value of the 2014 and 2017 notes are based on trading price of the notes at September 30, 2011.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and NIBOR interest rates as at September 30, 2011 and December 31, 2010.

Note 12 — Legal Proceedings

We are named from time to time in legal proceedings related to our activities prior to our predecessor’s bankruptcy in 1988. However, we believe that we were discharged from liability for all such claims in the bankruptcy and believe that the likelihood of a material loss relating to any such legal proceeding is remote.

We are also involved in litigation or proceedings that have arisen in our ordinary business activities.  We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. If there is a claim, dispute or pending litigation in which we believe a negative outcome is probable and a loss by the Company can be reasonably estimated, we record a liability for the expected loss but at this time any such expected loss are immaterial to our financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable or for which the loss cannot be reasonably estimated.

Shortly following the announcement of the Merger Agreement with Seawell (now Archer) in August 2010, multiple stockholder class-action lawsuits were filed in Delaware and in Texas against various combinations of us, members of our board of directors and the Archer parties to the Merger Agreement. These lawsuits had challenged the Merger and generally alleged that our directors had breached their fiduciary duties owed to our public stockholders by approving the Merger and failing to take steps to maximize our value to our public stockholders. In February 2011, the Delaware court denied plaintiffs’ request for an injunction and the Merger closed on February 23, 2011. After the Merger, the consolidated Delaware lawsuit was dismissed as moot and several of the Texas lawsuits have also been dismissed. Two Texas lawsuits remain on file, but both are entirely inactive and we believe both will be dismissed in due course.

The case of Nexen Petroleum U.S.A., Inc. et al v. Allis-Chalmers Rental Services, LLC, Cameron, Hydril and Tri-City Pipe & Machine involved a blow out on a well operated by Nexen in Vermilion Parish, Louisiana and was settled in September 2011. The settlement was funded by our insurers and we were responsible for our standard insurance deductible amount. We have no further liability under these claims.

Note 13 – Acquisitions

Acquisition of Universal Wireline

On January 27, 2011 the Company announced the acquisition of Universal Wireline for $ 25.5 million on an interest bearing debt and cash free basis. Universal Wireline has been merged with Gray Wireline following purchase expanding the capabilities of the largest pure play cased hole wireline company in the US.

The purchase price has been allocated as follows:

Preliminary Allocation (in $ million)	Universal Wireline
Non-current assets Drilling equipment and other fixed asset	19.1
Goodwill	6.4
Total non-current assets	25.5
Total purchase price (fair value)	25.5

Merger with Allis-Chalmers Energy Inc, (“ALY”)

On February 23, 2011 the Company completed the merger with ALY, which was previously announced in August 2010. The transaction was consummated by the acquisition of ALY by our wholly owned subsidiary Wellco Sub Company Inc. The principal reason for the acquisition is to expand our drilling services offerings, to acquire new rental equipment offerings and to reach new geographic markets.

The purchase price comprised both cash and equity payments to the shareholders of ALY, which resulted in us acquiring 100% of the share capital in ALY in exchange for Seawell shares, in a ratio of 1.15 Seawell shares to each ALY share, or a cash settlement of $4.25 per share. 95.3% of ALY shareholders elected to take Seawell shares in the above ratio as consideration, with the remainder receiving cash. The total purchase price, which includes an adjustment pertaining to the exchange of ALY share options, to Seawell share options, was $600.9 million.

The net assets acquired as a result of the merger are listed below:

Preliminary Allocation (in $ millions)		Allis-Chalmers Energy Inc
	Fair value / Allocation of purchase price as at 31 March 2011	Adjustments to preliminary fair values	Fair value / Allocation of purchase price as at 30 September 2011
Current assets	239,0	(1,1)	237,9
Property and equipment	682,4	0,0	682,4
Intangible assets (excluding goodwill)	105,8	0,0	105,8
Acquired Goodwill	215,0	52,5	267,4
Other non-current assets	44,9	(51,4)	(6,4)
Total assets acquired	1 287,1	0,0	1 287,1
Current liabilities	148,4	0,0	148,4
Long-term debt, less current portion	460,8	0,0	460,8
Other long-term liabilities	77,0	0,0	77,0
Total liabilities acquired	686,2	0,0	686,2
Net assets acquired (purchase price)	600,9	0,0	600,9

We have applied the purchase method of accounting to this business combination (per ASC topic 805). The resulting acquired goodwill recognized in the combined balance sheet is attributable to the acquired workforce, expected synergies and other acquired intangible assets which can not be separately identified.

The allocation of the purchase price of Allis-Chalmers has been based upon preliminary fair values studies. Estimates and assumptions are subject to change upon management’s review of the final valuations. The table above summarizes the preliminary acquisition date fair value of the asset acquired and liabilities assumed, as at September 30, 2011 and changes to those preliminary valuations. The valuations of Allis Chalmers deferred tax assets have changed following a review of the underlying assumptions. The resulting changes summarized above have increased the value of goodwill acquired by $ 52.5 million.

Acquisition of Great White Energy Services Inc (“GW”).

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services (“GW”) a company formed by Wexford Capital LP, in a transaction valued at $ 630 million on a cash and debt free basis, which was changed to $ 673.5 million including agreed working capital adjustments at closing of the acquisition.

Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracking and nitrogen services.  Its operations are primarily focused on the U.S. onshore unconventional resource plays, primarily with an oil and liquids focus.  Great White’s services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins.  Great White operates 13 services centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer’s existing locations with minimal overlap and integration risk.  Archer’s new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Archer management believes that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States.

The net assets acquired as a result of the merger are listed below:

Preliminary Allocation (in $ millions)	Great White
Fair value / Allocation of purchase price as at 30 September 2011
Current assets	98.9
Property and equipment	192.9
Intangible assets (excluding goodwill)	92.1
Acquired Goodwill	337.7
Other non-current assets	0.0
Total assets acquired	721.6
Current liabilities	41.4
Other long-term liabilities	6.7
Total liabilities acquired	48.1
Net assets acquired (purchase price)	673.5

We have applied the purchase method of accounting to this business combination (per ASC topic 805). The resulting acquired goodwill recognized in the combined balance sheet is attributable to the acquired workforce, expected synergies and other acquired intangible assets which can not be separately identified.

The allocation of the purchase price of GW has been based upon preliminary fair values studies. Estimates and assumptions are subject to change upon management’s review of the final valuations.

Note 14 Supplemental Pro Forma Data

The un-audited pro forma statement of operations below gives effect to the merger with Allis Chalmers which was consummated in the first quarter of 2011 and the acquisition of Great White which completed in the third quarter of 2011, as if both transactions had occurred at the beginning of 2010 for the 2010 data, and at the beginning of 2011 for the 2011 data.

The data in the table below includes the following pro forma adjustments:

•	amortization of purchased intangible assets

•	adjustments to depreciation, reflecting the adjustments to fair value of the fixed assets acquired,

•	adjustments to finance costs to reflect the financing of the transactions

•	the tax effect of each of the above.

In addition the 2010 data has been adjusted to give affect to the acquisition of Gray Wireline Inc, which occurred in December 2010, as if it had happened on January 1, 2010.

This un-audited supplemental pro forma data does not include adjustments relating to the purchase of Universal Wireline, which the Company considers immaterial for presentation and which was subsumed into the Company’s Gray Wireline division immediately upon purchase. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the earlier dates.

(in $ million)	9 months ended September 30, 2011	Year ended December 31, 2010
Pro forma net revenue	1,627.6	1,681.1
Pro forma net income / (loss)	43.4	(119.7)

Note 15 – Subsequent Events

Settlement with dissenting Allis Chalmers shareholders

On November 9, 2011 Archer Limited announced that we had entered into a settlement agreement with certain former stockholders (the "Dissenting Stockholders") of Allis-Chalmers Energy Inc and that the settlement had been approved by the Delaware Court of Chancery. In connection with the settlement agreement, Archer will issue an aggregate of 228,620 common shares of Archer to the Dissenting Stockholders. The common shares will be issued in settlement of statutory rights of appraisal exercised by the Dissenting Stockholders under Delaware law in connection with merger of Allis-Chalmers into Wellco Sub Company, a wholly owned subsidiary of Archer (formerly known as Seawell), on February 23, 2011.

In addition, contemporaneous with the share issuance to the Dissenting Stockholders, Archer will issue an additional 11,500 shares to a former stockholder and director of Allis-Chalmers who did not receive such shares following the merger due to a ministerial error on the part of Allis-Chalmers.

Approval of the prospectus

On November 14, 2011 Archer announced that the Financial Supervisory Authority of Norway ("Finanstilsynet") had approved the prospectus dated November 14, 2011 in connection with the listing of 30,240,120 new shares on Oslo Børs, out of which 30,000,000 shares have been issued at a subscription price of NOK 30 (USD 5.56) per share, and 240,120 shares will be issued as part of a settlement with former Allis-Chalmers Energy Inc. stockholders.

The prospectus will be made publicly available at the offices of Archer (c/o Archer Management Limited (UK), 2 Basil Street, London SW3 1AA, Great Britain) and the Managers. The prospectus will also be made available on the following websites: www.archerwell.com

Appendix to Archer third quarter report 2011

We report our financial results in accordance with generally accepted accounting principles (GAAP). However, Archer’s management believes that certain non-GAAP performance measures and ratios may provide users of this financial information additional meaningful comparison between current results and results in prior operating periods. One such non-GAAP financial measure we use is earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted for special charges or amounts. This adjusted income amount is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating income, net income or other income data prepared in accordance with GAAP. See the table below for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended September 30, 2011, June 30, 2011, March 31, 2011, and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP.

The unaudited pro forma statements of operations below gives effect to the merger with Allis Chalmers Inc and Great White, which was consummated in the first quarter of 2011, as if it had occurred at the beginning of 2010. The following data includes amortization of purchased intangible assets and decreased depreciation, reflecting the adjustments to fair value of the fixed assets acquired, along with the tax effect of each of the above. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

Condensed consolidated Statement of Operations

(in $ millions except per share amounts)

UNAUDITED

	Three months ended
Unaudited accounts in USD millions	30.sep 2011	30.jun 2011	31.mar 2011	31,des 2010
Revenue	505,4	459,9	293,1	213,7
Cost and expenses
Operational costs	441,0	424,3	272,8	195,6
Impairment of brand name	-	-	5,1	-
Merger & Integration expenses	31,5	4,1	8,6	4,2
Net financial items	(23,7)	23,7	18,4	9,8
Income/(Loss) before income taxes	56,6	7,8	(11,8)	4,1
Tax expense on income	11,0	6,5	0,2	3,9
Total Net Income / (Loss)	45,6	1,3	(12,0)	0,2

Reconciliation of GAAP to non GAAP measures

(in $ millions except per share amounts)

UNAUDITED

	Three months ended
Unaudited accounts in USD millions	30.sep 2011	30.jun 2011	31.mar 2011	31, dec 2010
Total Net Income / (Loss)	45,6	1,3	(12,0)	0,2
Depreciation, amortization and impairments	43,2	37,3	24,4	6,2
Net financial items	(23,7)	23,7	18,4	9,8
Taxes on Income	11,0	6,5	0,2	3,9
EBITDA	76,1	68,8	31,0	20,1
EBITDA for acquired companies
Gray Wirelines1	-	-	-	5,1
Allis Chalmers2	-	-	6,0	10,2
Great White3	(9,6)	28,8	25,9	15,5
Loss on Asset Disposition	-	-	-	10,6
Merger, transaction and listing expenses4	31,5	4,1	23,5	4,2
Non GAAP operating EBITDA	98,0	101,7	86,4	65,7

Note 1:	Represents 75 additional days of Gray Wirelines EBITDA in the fourth quarter 2010.

Note 2:	Represents 2 month of Allis Chalmers EBITDA in the first quarter 2011 and a full quarter for Allis Chalmers in the fourth quarter.

Note 3:	Represents 56 days of Great Whites EBITDA in the third quarter 2011 and a full quarters prior to the third quarter in 2011 and 2010.

Note 4:
 Merger, transaction and listing expenses are considered one time items and on a proforma basis.  Great White incurred 26.5 million of M&A costs in the third quarter, prior to the closing of the acquisition.

The M&A costs for Archer can be broken down as follows:

	Three months ended
Unaudited accounts in $ millions	30.sep 2011	30.jun 2011	31.mar 2011	31.des 2010
Severance and other compensation costs	24,9	1,5	9,5	-
Professional fees	5,5	2,6	13,8	4,2
Other Merger and integration cost	1,1	-	0,2	-
Total Merger, transaction and listing expenses	31,5	4,1	23,5	4,2

Reconciliation of Reported Revenue to Proforma Revenue

(in $ millions)

UNAUDITED

	Three months ended
Unaudited accounts in USD millions	30.sep 2011	30.jun 2011	31.mar 2011	31.des 2010
Revenue (GAAP)	505,4	460,0	293,1	213,7
Revenue for Gray Wirelines1	-	-	-	22,8
Revenue for Allis Chalmers2	-	-	126,9	186,4
Revenue for Great White3	60,2	101,6	80,4	64,1
Proforma Revenue	565,6	561,6	500,4	487,0

Note 1: Represents 75 additional days of Gray Wirelines EBITDA in the fourth quarter 2010.

Note 2: Represents 2 month of Allis Chalmers revenue in the first quarter 2011 and a full quarter for Allis Chalmers in the fourth quarter.

Note 3: Represents 56 days of Great Whites revenue in the third quarter 2011 and a full quarters prior to the third quarter in 2011 and 2010.

Proforma Revenue by individual Company

(in $ millions)

UNAUDITED

	Three months ended
Unaudited accounts in USD millions	30.sep 2011	30.jun 2011	31.mar 2011	31.des 2010
Seawell	198,3	203,3	189,2	213,7
Gray Wireline	40,0	36,6	33,1	22,8
Allis-Chalmers	222,4	220,1	197,7	186,4
Great White	104,7	101,6	80,4	64,1
Proforma Revenue	565,6	561,6	500,4	487,0